Mail Stop 3561

      April 24, 2006

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Amendment No. 8 to Registration Statement on
   Form SB-2
      Filed April 17, 2006
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management,
page
16

1. We note the statement in footnote 2 to the table that "Sputnik has not yet signed an agreement for aftermarket compliance with GoPublicToday.com. If we do, it could result in up to 750,000 additional shares being issued to Public Company Management Corporation." We also note in the Contract for Services, the agreement between the company and GoPublicToday.com ("GPT"), the disclosure in footnote 1 to the compensation section that states "Stipulates engaging Public Company Management Services (PCMS) to provide aftermarket support services (750,000 free tradable shares) issued as S-8 stock and four thousand dollars per month during the duration of the PCMS corporate governance management contract payable by automatic draft of a credit card or monthly wire transfer." In addition, we note under paragraph 1 and Phase IV of the Contract for
Services agreement, that GPT will provide the following services "[a]fter you are public, there are many, many continuing reporting requirements and restrictions ... In order to deal with these issues, the Company will retain our affiliate, PCMS, under a separate contract." Please address the following:

* The Contract for Services states that Sputnik "stipulates" to engage PCMS to provide aftermarket services for 750,000 tradable shares. Please discuss whether Sputnik has essentially agreed to have PCMS provide these services under the Contract for Services.

* If Sputnik has agreed to have PCMS provide these services, please advise us why the 750,000 shares are not included in the beneficial ownership table.

2. Please file as an exhibit a copy of the aftermarket compliance agreement between the company and GPT or PCMS.

3. Please advise how GPT or its affiliate PCMS would be eligible to receive the 750,000 shares of Sputnik`s common stock under Form S-8.
It appears that such compensation is pursuant to the Contract for Services agreement between the company and GPT and is in connection with the offer or sale of securities in a capital-raising transaction. In addition, please advise us whether the services of
GPT or its affiliate, PCMS is directly or indirectly to promote or maintain a market for the registrant`s securities. We may have further comment.

Description of Business, page 18

Employees, 22

4. Please describe the nature of the work of the four employees.

Certain Relationships and Related Transactions, page 26

5. Please describe briefly the consulting and advisory services performed or to be performed by GPT under the Contract for Services agreement.

6. We note that under the terms of the Contract for Services agreement, GPT is to receive $74,000 and 500,000 shares of the company`s common stock. Please disclose the value of the 500,000 shares. See Item 404 of Regulation S-B.


7. Please describe the $10,000 credit memo issued by GPT. Please file the agreement as an exhibit.

8. We note the disclosure in the Contract for Services agreement that
"GPT will provide the following services ... Initial preparations and payment for the Audit of the Company`s financial statements." Please advise us in detail of the work provided by the GPT in connection with the company`s financial statements. Also provide us with a legal analysis of GPT`s authority to provide audit related services.

9. We note the disclosure in the Contract for Services agreement that
GPT will provide services such as assisting and directing all aspects of SEC and Blue Sky filings and the preparation and filing of all the required documents with regards to the Registration of Certain Classes of Securities pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934. Please provide us with a legal analysis as to GPT`s authority to provide legal services.

10. We note the disclosure that PCMS "has provided a contract to Sputnik to offer services related to ongoing SEC compliance issues."
Please disclose the principal terms of the agreement and file a copy of the agreement as an exhibit.

11. We note the statement that "[t]he fee on this one-year
contract
is 750,000 shares."  Please disclose the total value of the
750,000
shares. See Item 404 of Regulation S-B. Also describe the share price of the 750,000 shares in relation to the public offering price of the company`s common stock at $1 per share.

Part II - Information Not Required in Prospectus

Item 25. Other Expenses of Issuance and Distribution

12. Please disclose in this section an itemized statement of all expenses of the offering. Note that the itemized list should generally include registration fees, trustees` and transfer agents` fees, costs of printing, legal, accounting and listing fees. In addition, it would appear that all compensation paid to GPT or its affiliates in connection with this offering should be disclosed, including the value of all stock to be received by GPT or its affiliates in connection with this offering. See Item 511 of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities

13. We note your response to our prior comment five. Without necessarily agreeing with your analysis, please discuss in this section the possible impact upon the claimed exemption of Sec. 4(2)
if the filing of a registration statement is considered general solicitation.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Mike Karney, who reviewed your filing, at
(202) 551-3847 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284

David LaDuke
Sputnik, Inc.
April 24, 2006
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